UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and Form F-10 (File No. 333-190229) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-189815).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: April 21, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: April 21, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

FIRST QUARTER REPORT | 2015

Release: April 21, 2015

CP reports record Q1 2015 OR of 63.2 percent and earnings per share of C$1.92

Q1 adjusted earnings per share climb to $2.26

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced the lowest first-quarter operating ratio in the company’s history and the highest-ever net income for the period.

Revenues climbed 10 percent to a first-quarter record of $1.67 billion. Net income rose to an all-time quarterly high of $320 million, or $1.92 per diluted share, an improvement of 33 percent. Adjusted earnings per share improved 59 percent to $2.26.

“CP’s success in the first quarter of the year is the result of hard work by its people and a business model that responds nimbly to any shift in economic conditions,” said E. Hunter Harrison, CP’s Chief Executive Officer. “CP’s relentless focus on rail safety and cost control has created a solid foundation for growth, innovation and creative collaboration with customers.”

FIRST-QUARTER 2015 HIGHLIGHTS

•	Revenue climbed 10 percent to $1.67 billion

•	OR fell to a first-quarter record 63.2 percent, an 880-basis-point improvement

•	Adjusted earnings per share advanced 59 percent to $2.26

“The diversity of the business and efficiency of CP’s network and team has the company well positioned for the rest of the year,” Harrison said. “Amid persistent uncertainty in the pace of the North American economic recovery, CP continues to demonstrate the ability to recognize and capitalize on new business opportunities and operational efficiencies.”

“We are confident in our plan and our people, and are committed to achieving our goals for 2015,” Harrison said.

Non-GAAP Measures

For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see the attached supplementary schedule Non-GAAP Measures.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, including our 2015 full-year guidance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the key assumptions identified above; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca

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CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended March 31
	2015	2014
Revenues
Freight	$1,630	$1,474
Non-freight	35	35

Total revenues	1,665	1,509

Operating expenses
Compensation and benefits	378	345
Fuel	195	271
Materials	52	52
Equipment rents	42	41
Depreciation and amortization	146	141
Purchased services and other (Note 4)	240	236

Total operating expenses	1,053	1,086

Operating income	612	423
Less:
Other income and charges (Note 13)	73	—
Net interest expense	85	70

Income before income tax expense	454	353
Income tax expense (Note 5)	134	99

Net income	$320	$254

Earnings per share (Note 6)
Basic earnings per share	$1.94	$1.45
Diluted earnings per share	$1.92	$1.44
Weighted-average number of shares (millions) (Note 6)
Basic	164.9	175.5
Diluted	166.3	177.0
Dividends declared per share	$0.3500	$0.3500

Certain of the comparative figures have been reclassified in order to be consistent with the 2015 presentation. (Note 15)

See Notes to Interim Consolidated Financial Statements.

3

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2015	2014
Net income	$320	$254
Net loss on foreign currency translation adjustments, net of hedging activities	(37)	—
Change in derivatives designated as cash flow hedges	(69)	(1)
Change in pension and post-retirement defined benefit plans	72	31

Other comprehensive (loss) income before income tax recovery	(34)	30
Income tax recovery	46	8

Other comprehensive income (Note 3)	12	38

Comprehensive income	$332	$292

See Notes to Interim Consolidated Financial Statements.

4

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT

(in millions of Canadian dollars)

(unaudited)

	March 31 2015	December 31 2014
Assets
Current assets
Cash and cash equivalents	$184	$226
Accounts receivable, net	776	702
Materials and supplies	171	177
Deferred income taxes	76	56
Other current assets	67	116

	1,274	1,277
Investments	125	112
Properties	14,933	14,438
Assets held for sale (Note 7)	200	182
Goodwill and intangible assets	192	176
Pension asset (Note 12)	385	304
Other assets (Note 4)	140	151

Total assets	$17,249	$16,640

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,280	$1,277
Long-term debt maturing within one year	91	134

	1,371	1,411
Pension and other benefit liabilities (Note 12)	760	755
Other long-term liabilities	437	432
Long-term debt (Note 9)	6,358	5,659
Deferred income taxes	2,905	2,773

Total liabilities	11,831	11,030
Shareholders’ equity
Share capital (Note 8)	2,177	2,185
Additional paid-in capital	38	36
Accumulated other comprehensive loss (Note 3)	(2,207)	(2,219)
Retained earnings	5,410	5,608

	5,418	5,610

Total liabilities and shareholders’ equity	$17,249	$16,640

Contingencies (Note 14)

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2015	2014
Operating activities
Net income	$320	$254
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	146	141
Deferred income taxes (Note 5)	32	89
Pension funding in excess of expense (Note 12)	(10)	(32)
Other operating activities, net	23	17
Change in non-cash working capital balances related to operations	44	(182)

Cash provided by operating activities	555	287

Investing activities
Additions to properties	(263)	(224)
Proceeds from sale of properties and other assets (Note 4)	52	5
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	2
Other (Note 4)	20	—

Cash used in investing activities	(191)	(217)

Financing activities
Dividends paid	(58)	(61)
Issuance of CP common shares	16	14
Purchase of CP common shares (Note 8)	(529)	(85)
Net repayment of commercial paper (Note 9)	(593)	—
Issuance of long-term debt, excluding commercial paper (Note 9)	810	—
Repayment of long-term debt, excluding commercial paper	(58)	(143)

Cash used in financing activities	(412)	(275)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	6	8

Cash position
Decrease in cash and cash equivalents	(42)	(197)
Cash and cash equivalents at beginning of period	226	476

Cash and cash equivalents at end of period	$184	$279

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(3)	$9
Interest paid	$67	$72

See Notes to Interim Consolidated Financial Statements.

6

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2015	166.1	$2,185	$36	$(2,219)	$5,608	$5,610
Net income	—	—	—	—	320	320
Other comprehensive income (Note 3)	—	—	—	12	—	12
Dividends declared	—	—	—	—	(57)	(57)
Effect of stock-based compensation expense	—	—	6	—	—	6
CP common shares repurchased (Note 8)	(2.3)	(29)	—	—	(461)	(490)
Shares issued under stock option plans	0.2	21	(4)	—	—	17

Balance at March 31, 2015	164.0	$2,177	$38	$(2,207)	$5,410	$5,418

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	254	254
Other comprehensive income (Note 3)	—	—	—	38	—	38
Dividends declared	—	—	—	—	(61)	(61)
Effect of stock-based compensation expense	—	—	6	—	—	6
CP common shares repurchased (Note 8)	(0.6)	(7)	—	—	(80)	(87)
Shares issued under stock option plans	0.3	20	(4)	—	—	16

Balance at March 31, 2014	175.1	$2,253	$36	$(1,465)	$6,439	$7,263

See Notes to Interim Consolidated Financial Statements.

7

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with generally accepted accounting principles in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2014 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2014 annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Future accounting changes

Amendments to the Consolidation Analysis

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02, Amendments to the Consolidation Analysis under FASB Accounting Standards Codification (“ASC”) Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Simplifying the presentation of debt issuance costs

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB ASC Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The Company will include appropriate disclosures related to debt issuance costs in accordance with ASU 2015-03 when it adopts the provisions of this ASU.

8

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

3	Changes in accumulated other comprehensive loss (AOCL) by component

	For the three months ended March 31
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)
January 1, 2015	$115	$(52)	$(2,282)	$(2,219)
Other comprehensive income (loss) before reclassifications	10	(52)	5	(37)
Amounts reclassified from accumulated other comprehensive loss	—	1	48	49

Net current-period other comprehensive income (loss)	10	(51)	53	12

March 31, 2015	$125	$(103)	$(2,229)	$(2,207)

January 1, 2014	$105	$(15)	$(1,593)	$(1,503)
Other comprehensive income before reclassifications	17	10	—	27
Amounts reclassified from accumulated other comprehensive loss	—	(11)	22	11

Net current-period other comprehensive income (loss)	17	(1)	22	38

March 31, 2014	$122	$(16)	$(1,571)	$(1,465)

(1) Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	For the three months ended March 31
	2015	2014
Amortization of prior service costs(a)	$(1)	$(17)
Recognition of net actuarial loss(a)	67	48

Total before income tax	66	31
Income tax recovery	(18)	(9)

Net of income tax	$48	$22

(a)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

4	Gain on settlement of legal proceedings related to the purchase and sale of a building

In 2013, CP provided an interest free loan pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the

9

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

4	Gain on settlement of legal proceedings related to the purchase and sale of a building (continued)

loan of $20 million and the purchase option with a carrying value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. CP received $59 million for the sale of the building which included repayment of the aforementioned loan to the judicial trustee. A gain of $31 million ($27 million after tax) was recorded as a credit within “Operating expenses”.

5	Income taxes

(in millions of Canadian dollars)	For the three months ended March 31
	2015	2014
Current income tax expense	$102	$10
Deferred income tax expense	32	89

Income tax expense	$134	$99

The estimated 2015 annual effective tax rate for the first quarter, excluding the discrete item (foreign exchange loss on long-term debt included in “Other income and charges”), is 27.5%, compared to the estimate of 28% for the same period in 2014.

The effective tax rate in the first quarter, including discrete item, is 29.5%.

This higher rate in the quarter compared to the estimated 2015 annual effective tax rate was the result of tax recoveries of $8 million related to the foreign exchange loss on long-term debt of $64 million which was taxed at a significantly lower rate than the estimated 2015 annual effective tax rate of 27.5%.

6	Earnings per share

At March 31, 2015, the number of shares outstanding was 164.0 million (March 31, 2014 – 175.1 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended March 31
(in millions)	2015	2014
Weighted-average basic shares outstanding	164.9	175.5
Dilutive effect of stock options	1.4	1.5

Weighted-average diluted shares outstanding	166.3	177.0

For the three months ended March 31, 2015, 195,971 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2014 – 122,017 options).

10

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

7	Assets held for sale

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York. The assets expected to be sold to NS, for proceeds of approximately U.S. $215 million subject to closing adjustments, have been classified as “Assets held for sale” on the Company’s Consolidated Balance Sheets at March 31, 2015 and December 31, 2014. The sale, which is subject to regulatory approval by the U.S. Surface Transportation Board, is expected to close later in 2015.

8	Shareholders’ equity

In February of 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding common shares. During September of 2014, the Company announced the amendment of the bid to increase the maximum number of its common shares that may be purchased from 5.3 million to 12.7 million of its outstanding common shares. Under the filing, share purchases could be made during the twelve month period that began March 17, 2014. The Company completed the purchase of the bid prior to the March 16, 2015 expiry date of the program.

On March 16, 2015, the Company announced the renewal of the NCIB, commencing March 18, 2015 to March 17, 2016, to purchase up to 9.14 million of its outstanding Common shares for cancellation.

All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the Toronto Stock Exchange, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

	For the three months end March 31
	2015	2014
Number of common shares repurchased	2,174,788	567,750
Weighted-average price per share(1)	$225.12	$154.07
Amount of repurchase (in millions)(1)	$490	$87

(1)	Includes brokerage fees.

9	Debt

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN$63 million) cash (see Note 10). This payment was included in the same line item as the related hedged item on the Consolidated Statements of Cash Flows. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at March 31, 2015, the Company had total commercial paper borrowings of U.S. $200 million (CDN $254 million), presented in “Long-term debt” on the Interim Consolidated Balance Sheets (December 31, 2014 - U.S. $675 million (CDN $783 million)) as the Company has the intent and the ability to renew these borrowings on a long-term basis. The weighted-average interest rate on these borrowings was 0.60% (December 31, 2014 - 0.44%).

The Company presents issuances and repayments of commercial paper in the Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

10	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange (“FX”) and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $7,756 million at March 31, 2015 (December 31, 2014 – $6,939 million) and a carrying value of $6,449 million (December 31, 2014 – $5,793 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Interim Consolidated Balance Sheets, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into FX risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three months ended March 31, 2015 was an unrealized FX loss of $356 million (three months ended March 31, 2014 – $131 million). There was no ineffectiveness during the three months ended March 31, 2015 and March 31, 2014.

12

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

10	Financial instruments (continued)

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totaling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the three months ended March 31, 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in first quarter of 2015. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%. The fair value of these derivative instruments was a loss of U.S. $50 million at the time of the settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in “Accumulated other comprehensive loss”, and is amortized to “Net interest expense” until the underlying notes, which were hedged, are repaid. At March 31, 2015, a loss of $1 million related to these previously settled derivatives has been reclassified to “Net interest expense” and the Company expects that during the next 12 months, $6 million of losses will be reclassified to “Net interest expense”. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as “Net interest expense”.

As at March 31, 2015, the unrealized loss of $56 million derived from the remaining forward starting swaps was included in “Other long-term liabilities” with the offset reflected in “Other comprehensive income” on the Interim Consolidated Statement of Comprehensive Income.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities” with the offset reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totaling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in “Accumulated other comprehensive loss”, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”.

At March 31, 2015, a negligible realized gain was reclassified from “Accumulated other comprehensive loss” to “Net interest expense” related to the settled derivatives. The unrealized insignificant loss from the remaining derivatives was recorded in “Other current assets” on the Interim Consolidated Balance Sheets with the offset reflected in “Other comprehensive income” on the Interim Consolidated Statements of Comprehensive Income.

At December 31, 2014, the unrealized gain recorded in “Other current assets” on the Consolidated Balance Sheets, was not significant. The offset was reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

11	Stock-based compensation

At March 31, 2015, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2015 of $29 million (three months ended March 31, 2014 – $22 million).

Regular options

In the first three months of 2015, under CP’s stock option plans, the Company issued 280,315 regular options at the weighted average price of $218.69 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 12 months and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was approximately $14 million. The weighted average fair value assumptions were approximately:

For the three months ended March, 31 2015
Grant price	$218.69
Expected option life (years)(1)	5.25
Risk-free interest rate(2)	1.10%
Expected stock price volatility(3)	26.06%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.4%
Weighted-average grant date fair value per regular options granted during the period	$50.13

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the three months ended March 31, 2015, the Company issued 127,825 PSUs with a grant date fair value of approximately $27 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, utilizing a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the three months ended March 31, 2015, the Company granted 12,563 DSUs with a grant date fair value of approximately $3 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

12	Pensions and other benefits

In the three months ended March 31, 2015, the Company made contributions of $21 million (three months ended March 31, 2014 - $19 million) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter included the following components:

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

12	Pensions and other benefits (continued)

	For the three months ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014
Current service cost (benefits earned by employees in the period)	$32	$27	$3	$3
Interest cost on benefit obligation	115	119	5	6
Expected return on fund assets	(201)	(189)	—	—
Recognized net actuarial loss	66	47	1	1
Amortization of prior service costs	(1)	(17)	—	—

Net periodic benefit cost (recovery)	$11	$(13)	$9	$10

13	Other income and charges

	For the three months ended March 31
(in millions of Canadian dollars)	2015	2014
Foreign exchange loss on long-term debt	$64	$—
Other foreign exchange losses (gains)	6	(3)
Other	3	3

Total other income and charges	$73	$—

14	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2015 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. The Superior Court of Quebec is expected to release its judgment on the authorization of the class action shortly.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

14	Contingencies (continued)

been accused of failing to ensure that World Fuel or Irving properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. CP intends to move to withdraw the bankruptcy court reference and will thereafter seek to have the claim against CP dismissed as federally preempted.

On March 31, 2015, the Canadian Monitor in the MM&A bankruptcy filed a Plan of Arrangement under the Companies’ Creditors Arrangement Act (“CCAA”) whereby the Monitor seeks court approval of the Plan. If accepted by MM&A’s creditors and approved by the court, the Plan would provide for the distribution of a fund of approximately $293 million amongst those who claim loss or damage as a result of the derailment and would release those parties which contributed to the fund from any further liability. CP has not contributed to the Fund and objects to the release of parties which were responsible for the derailment. The Canadian Monitor has announced that it will seek Court approval of the Plan in mid-June 2015, or perhaps later in the year.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

Environmental liabilities

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to an amount and timing of costs can be established, cover site-specific remediation programs.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three months ended March 31, 2015 was $3 million (three months ended March 31, 2014 – $1 million). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2015 was $99 million (December 31, 2014 – $ 91 million). Payments are expected to be made over 10 years to 2025.

15	Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses”, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the three months ended March 31, 2014 is noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

16

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015

(unaudited)

15	Reclassification of comparative figures (continued)

(in millions of Canadian dollars)	Compensation and benefits	Material	Purchased services and other
For the three months ended March 31, 2014
As previously reported	$355	$89	$189
(Decrease) increase	(10)	(37)	47

As reclassified	$345	$52	$236

17

Summary of Rail Data

	First Quarter
Financial (millions, except per share data)	2015	2014	Change	%
Revenues
Freight revenues	$1,630	$1,474	$156	11
Non-freight revenues	35	35	—	—

Total revenues	1,665	1,509	156	10

Operating expenses
Compensation and benefits(1)	378	345	33	10
Fuel	195	271	(76)	(28)
Materials(1)	52	52	—	—
Equipment rents	42	41	1	2
Depreciation and amortization	146	141	5	4
Purchased services and other (1)	240	236	4	2

Total operating expenses	1,053	1,086	(33)	(3)

Operating income	612	423	189	45
Less:
Other income and charges	73	—	73	—
Net interest expense	85	70	15	21

Income before income tax expense	454	353	101	29
Income tax expense	134	99	35	35

Net income	$320	$254	$66	26

Operating ratio (%)	63.2	72.0	(8.8)	(880	)bps
Basic earnings per share	$1.94	$1.45	$0.49	34

Diluted earnings per share	$1.92	$1.44	$0.48	33

Shares Outstanding
Weighted average number of shares outstanding (millions)	164.9	175.5	(10.6)	(6)
Weighted average number of diluted shares outstanding (millions)	166.3	177.0	(10.7)	(6)
Foreign Exchange
Average foreign exchange rate (US$/Canadian$)	0.81	0.92	(0.11)	(12)
Average foreign exchange rate (Canadian$/US$)	1.24	1.09	0.15	14

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

18

Summary of Rail Data (Page 2)

	First Quarter
	2015	2014	Change	%
Commodity Data
Freight Revenues (millions)
- Canadian Grain	$256	$221	$35	16
- U.S. Grain	137	106	31	29
- Coal	160	148	12	8
- Potash	93	80	13	16
- Fertilizers and sulphur	71	54	17	31
- Forest products	57	48	9	19
- Chemicals and plastics	178	147	31	21
- Crude	98	104	(6)	(6)
- Metals, minerals, and consumer products	159	161	(2)	(1)
- Automotive	82	88	(6)	(7)
- Domestic intermodal	194	177	17	10
- International intermodal	145	140	5	4

Total Freight Revenues	$1,630	$1,474	$156	11

Millions of Revenue Ton-Miles (RTM)
- Canadian Grain	6,405	5,846	559	10
- U.S. Grain	2,944	2,539	405	16
- Coal	5,704	5,441	263	5
- Potash	3,675	3,293	382	12
- Fertilizers and sulphur	1,115	1,074	41	4
- Forest products	1,019	920	99	11
- Chemicals and plastics	3,570	3,206	364	11
- Crude	3,032	3,358	(326)	(10)
- Metals, minerals, and consumer products	2,283	2,713	(430)	(16)
- Automotive	419	514	(95)	(18)
- Domestic intermodal	3,024	2,634	390	15
- International intermodal	2,873	2,837	36	1

Total RTMs	36,063	34,375	1,688	5

Freight Revenue per RTM (cents)
- Canadian Grain	3.99	3.78	0.21	6
- U.S. Grain	4.66	4.16	0.50	12
- Coal	2.80	2.72	0.08	3
- Potash	2.54	2.41	0.13	5
- Fertilizers and sulphur	6.40	4.98	1.42	29
- Forest products	5.64	5.18	0.46	9
- Chemicals and plastics	4.99	4.57	0.42	9
- Crude	3.24	3.10	0.14	5
- Metals, minerals, and consumer products	6.94	5.95	0.99	17
- Automotive	19.49	17.23	2.26	13
- Domestic intermodal	6.43	6.73	(0.30)	(4)
- International intermodal	5.03	4.92	0.11	2
Total Freight Revenue per RTM	4.52	4.29	0.23	5

19

Summary of Rail Data (Page 3)

	First Quarter
	2015	2014	Change	%
Carloads (thousands)
- Canadian Grain	61	62	(1)	(2)
- U.S. Grain	40	39	1	3
- Coal	82	78	4	5
- Potash	31	28	3	11
- Fertilizers and sulphur	17	15	2	13
- Forest products	15	14	1	7
- Chemicals and plastics	51	45	6	13
- Crude	22	24	(2)	(8)
- Metals, minerals, and consumer products	55	56	(1)	(2)
- Automotive	30	30	—	—
- Domestic intermodal	103	97	6	6
- International intermodal	135	130	5	4

Total Carloads	642	618	24	4

Freight Revenue per Carload
- Canadian Grain	$4,214	$3,570	$644	18
- U.S. Grain	3,408	2,710	698	26
- Coal	1,939	1,897	42	2
- Potash	3,028	2,902	126	4
- Fertilizers and sulphur	4,268	3,533	735	21
- Forest products	3,857	3,400	457	13
- Chemicals and plastics	3,500	3,244	256	8
- Crude	4,500	4,375	125	3
- Metals, minerals, and consumer products	2,878	2,869	9	—
- Automotive	2,692	2,913	(221)	(8)
- Domestic intermodal	1,894	1,827	67	4
- International intermodal	1,070	1,073	(3)	—
Total Freight Revenue per Carload	$2,541	$2,385	$156	7

20

Summary of Rail Data (Page 4)

	First Quarter
	2015	2014 (1)	Change	%
Operations Performance
Freight gross ton-miles (millions)	65,185	62,097	3,088	5
Revenue ton-miles (millions)	36,063	34,375	1,688	5
Train miles (thousands)	8,484	8,770	(286)	(3)
Average train weight - excluding local traffic (tons)	8,193	7,625	568	7
Average train length - excluding local traffic (feet)	6,776	6,277	499	8
Average terminal dwell (hours)	8.9	10.3	(1.4)	(14)
Average train speed (mph)	19.7	16.1	3.6	22
Fuel efficiency(2)	1.05	1.11	(0.06)	(5)
U.S. gallons of locomotive fuel consumed (millions)(3)	67.9	68.3	(0.4)	(1)
Average fuel price (U.S. dollars per U.S. gallon)	2.35	3.63	(1.28)	(35)
Total employees (average)(4)	14,088	14,246	(158)	(1)
Total employees (end of period)(4)	14,096	14,446	(350)	(2)
Workforce (end of period)(5)	14,342	14,774	(432)	(3)
Safety
FRA personal injuries per 200,000 employee-hours	2.03	1.60	0.43	27
FRA train accidents per million train-miles	1.48	1.12	0.36	32

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(3)	Includes gallons of fuel consumed in freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(5)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

21

Non-GAAP Measures - Unaudited

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude significant items that are not among the Company’s normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, also referred to as Adjusted earnings, provides management with a measure of income on an ongoing basis.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Significant items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course business activities.

Items that impacted reported first-quarter 2015 and 2014 earnings include:

2015:

•	a $64 million charge ($55 million after-tax) due to foreign exchange translation on U.S dollar-denominated debt issued primarily to facilitate the share repurchase program which unfavourably impacted Diluted EPS by 34 cents

2014:

•	a $4 million recovery ($3 million after-tax) for experience gains from the Company’s 2012 labour restructuring initiative which favourably impacted Diluted EPS by 2 cents

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Adjusted earnings and Adjusted EPS to Net income and Diluted earnings per share, respectively.

Income	For the three months ended March 31
(in millions of Canadian dollars)	2015	2014
Income, excluding significant items	$375	$251

Add significant items, net of tax:
Labour restructuring	—	3
Impact of foreign exchange translation on U.S. dollar-denominated debt	(55)	—

Net income as reported	$320	$254

Diluted earnings per share	For the three months ended March 31
	2015	2014
Diluted earnings per share, excluding significant items	$2.26	$1.42
Add significant items:
Labour restructuring	—	0.02
Impact of foreign exchange translation on U.S. dollar-denominated debt	(0.34)	—

Diluted earnings per share as reported	$1.92	$1.44

22

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from foreign exchange (“FX”) fluctuations.

Reconciliation of Free Cash

(Reconciliation of free cash to GAAP cash position)(1)	For the three months ended March 31
(in millions of Canadian dollars)	2015	2014
Cash provided by operating activities	$555	$287
Cash used in investing activities	(191)	(217)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	(2)
Dividends paid	(58)	(61)
Effect of foreign exchange fluctuations on U.S dollar-denominated cash and cash equivalents	6	8

Free cash (1)	312	15
Cash used in financing activities, excluding dividend payment (1)	(354)	(214)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	2

Decrease in cash and cash equivalents, as shown on the
Interim Consolidated Statements of Cash Flows	(42)	(197)
Cash and cash equivalents at beginning of period	226	476

Cash and cash equivalents at end of period	$184	$279

(1)	Free cash and Cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

Foreign exchange adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at a constant currency are obtained by translating the previous period results in U.S. dollars at the foreign exchange rate of the comparable period of the current year. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three months ended March 31
(in millions of Canadian dollars)	2015	2014	Variance due to FX	Adjusted 2014 (1)	FX Adj. %(1)
Freight revenues	$1,630	$1,474	$102	$1,576	3%
Non-freight revenues	35	35	1	36	(3%)

Total revenues	1,665	1,509	103	1,612	3%
Total operating
expenses	1,053	1,086	66	1,152	(9%)

Operating income	$612	$423	$37	$460	33%

(1)	These earnings measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

23

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Interim Consolidated Financial Statements and related notes for the three months ended March 31, 2015 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

April 21, 2015

In this MD&A, “our”, “us” “we”, “CP”, “Canadian Pacific” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the first quarter of 2015 are against the results for the first quarter of 2014.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. CP provides rail and intermodal transportation services over a network of approximately 13,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. The Company transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include Canadian grain, U.S. grain, coal, potash, and fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, chemicals and plastics, crude oil, forest products, and metals, minerals, and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier centred on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for the Company’s customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company is moving increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised. Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to, statements concerning the Company’s defined benefit pension and financial expectations for 2015 and financial expectations through 2018, including our targeted revenues of $10 billion in 2018, our expected cumulative cash flow before dividends of $6 billion and our expected diluted EPS of more than double 2014 Diluted EPS, excluding significant items, as well as statements concerning the Company’s operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future and concerning anticipated capital programs, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that CP will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Financial expectations for 2015

The Company expects revenue growth to be 7-8%, operating ratio below 62%, and adjusted earnings per share (“EPS”) growth to be 25% or greater from 2014 annual Diluted EPS, excluding significant items, of $8.50, discussed further in Section 15, Non-GAAP Measures of the 2014 annual MD&A. Key assumptions for full year 2015 financial expectations include:

•	no assumption on share buybacks beyond the completed Normal Course Issuer Bid (“NCIB”) program that expired March 16, 2015;

•	Canadian to U.S. dollar exchange rate of $1.20;

•	an income tax rate of 27.5%;

•	defined benefit pension expense of approximately $45 million, compared to 2014 pension income of $52 million;

•	capital expenditures of approximately $1.5 billion;

Canadian Pacific • 2015 MD&A • Q1

•	average On Highway Diesel (“OHD”) price of U.S. $2.70;

•	average West Texas Intermediate (“WTI”) price of U.S. $46; and

•	140,000 crude carloads.

Defined benefit pension expectations for 2015

Defined benefit pension contributions are currently estimated to be between $80 million and $90 million in 2015 and between $50 million and $100 million in each year from 2016 to 2018. This contribution level reflects the Company’s intentions with respect to the rate which is applied to the voluntary prepayments made in previous years to reduce contribution requirements. Defined benefit pension expense for 2015 is expected to be approximately $45 million. These pension contributions and pension expense estimates are based on a number of economic and demographic assumptions and are sensitive to changes in the assumptions or to actual experience differing from the assumptions. Pensions are discussed further in Section 21, Critical Accounting Estimates.

Financial expectations through 2018

CP is targeting to grow revenues to $10 billion in 2018. Over the 2015 to 2018 time frame, CP also expects to generate cumulative cash flow before dividends, discussed further in Section 15, Non-GAAP Measures of the 2014 annual MD&A, of $6 billion and for Diluted EPS to more than double compared to 2014 Diluted EPS, excluding significant items. Key assumptions to reaching these goals include:

•	annual capital spending in the range of $1.4 billion to $1.6 billion;

•	average fuel cost of U.S. $3.50 per U.S. gallon;

•	Canadian to U.S. dollar exchange rate of 1.10; and

•	income tax rate of 27.5%.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including the Company’s Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company website at www.cpr.ca. Copies of such documents, as well as the Company’s Notice of Intention to Make a NCIB, may be obtained by contacting the Corporate Secretary’s Office at 1-866-861-4289 or by e-mail at shareholder@cpr.ca or writing to Office of the Corporate Secretary located at 7550 Ogden Dale Road S.E. Calgary, Alberta, Canada T2C 4X9. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific • 2015 MD&A • Q1

5. FINANCIAL HIGHLIGHTS

For the three months ended March 31 (in millions, except percentages and per share data)	2015	2014
Revenues	$1,665	$1,509
Operating income	612	423
Net income	320	254
Income, excluding significant items(1)	375	251

Basic earnings per share	1.94	1.45
Diluted earnings per share	1.92	1.44
Diluted earnings per share, excluding significant items(1)	2.26	1.42
Dividends declared per share	0.3500	0.3500

Return on capital employed (“ROCE”)(1)(2)	15.2%	9.7%
Operating ratio	63.2%	72.0%

Free cash(1)(3)	312	15
Total assets at March 31	17,249	17,315
Total long-term financial liabilities at March 31(4)	6,449	4,864

(1)	These measures have no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures presented by other companies. These measures are discussed in Section 14, Non-GAAP Measures along with reconciliations to their closest GAAP measures.
(2)	ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling twelve month basis), divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.
(3)	A reconciliation of free cash to GAAP position is provided in Section 14, Non-GAAP Measures.
(4)	Excludes deferred income taxes: $2,905 million and $3,028 million; and other non-financial deferred liabilities of $1,106 million and $921 million at March 31, 2015 and 2014 respectively.

6. OPERATING RESULTS

Income

Operating income was $612 million in the first quarter of 2015, an increase of $189 million, or 45%, from $423 million in the same period of 2014. This increase was primarily due to:

•	efficiency savings generated from improved operating performance, asset utilization and insourcing of certain IT activities;

•	higher land sales;

•	higher volume of traffic, net of volume variable costs, due to improved operating conditions;

•	lower fuel expense, net of fuel surcharge revenue, resulting from lower fuel price; and

•	the favourable impact of the change in foreign exchange (“FX”).

This increase in operating income was partially offset by higher pension expense and higher casualty expense.

Net income was $320 million in the first quarter of 2015, an increase of $66 million, or 26%, from $254 million in the same period of 2014. This increase was primarily due to improved operating income, partially offset by the impact of FX losses on U.S. dollar-denominated debt and an increase in income tax expenses.

Income, excluding significant items, was $375 million in the first quarter of 2015, an increase of $124 million, or 49%, from $251 million in the same period of 2014. This increase was primarily due to improved operating income, partially offset by an increase in income tax expenses.

Income, excluding significant items, has no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Income, excluding significant items, is discussed further in Section 14, Non-GAAP Measures.

Diluted Earnings per Share

Diluted EPS was $1.92 in the first quarter of 2015, an increase of $0.48, or 33% from $1.44 in the same period of 2014. Diluted EPS, excluding significant items, was $2.26 in the first quarter of 2015, an increase of $0.84 or 59%, from $1.42 in the same period of 2014. These increases were primarily due to higher Net income and Income, excluding significant items, and lower average outstanding shares due to the Company’s share repurchase program.

Canadian Pacific • 2015 MD&A • Q1

Diluted EPS, excluding significant items, has no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Diluted EPS, excluding significant items, is discussed further in Section 14, Non-GAAP Measures.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 63.2% in the first quarter of 2015, compared with 72.0% in the same period of 2014. This improvement was primarily due to efficiency savings, lower fuel expense, net of fuel surcharge revenue, and higher land sales.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange affect the Company’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase (decrease) when the Canadian dollar weakens (strengthens) in relation to the U.S. dollar.

Canadian to U.S. dollar Average exchange rates	2015	2014
For the three months ended - March 31	$1.24	$1.09

Canadian to U.S. dollar Exchange rates	2015	2014
Beginning of quarter - January 1	$1.16	$1.06
End of quarter - March 31	$1.27	$1.11

Average Fuel Price (U.S. dollars per U.S. gallon)	2015	2014
For the three months ended - March 31	$2.35	$3.63

Canadian Pacific • 2015 MD&A • Q1

7. PERFORMANCE INDICATORS

For the three months ended March 31	2015	2014(1)	% Change
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	65,185	62,097	5
Revenue ton-miles (“RTMs”) (millions)	36,063	34,375	5
Train miles (thousands)	8,484	8,770	(3)
Average train weight – excluding local traffic (tons)	8,193	7,625	7
Average train length – excluding local traffic (feet)	6,776	6,277	8
Average terminal dwell (hours)	8.9	10.3	(14)
Average train speed (mph)	19.7	16.1	22
Fuel efficiency (U.S. gallons of locomotive fuel consumed /1,000 GTMs)(2)	1.05	1.11	(5)
Total employees (average)(3)	14,088	14,246	(1)
Workforce (end of period)(4)	14,342	14,774	(3)
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.03	1.60	27
FRA train accidents per million train-miles	1.48	1.12	32

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Includes gallons of fuel consumed in freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(3)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors and consultants.
(4)	Workforce is defined as total employees plus part time employees, contractors and consultants.

The indicators listed in this table are key measures of the Company’s operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Operations Performance

GTMs for the first quarter of 2015 were 65,185 million, an increase of 5%, as compared with 62,097 million in the same period of 2014. This improvement was primarily due to higher shipments in Bulk and Intermodal traffic, partially offset by the decrease in Crude volumes.

RTMs for the first quarter of 2015 were 36,063 million, an increase of 5% compared with 34,375 million in the same period of 2014. RTMs are discussed further in Section 8, Lines of Business.

Average train miles for the first quarter of 2015 were 8,484 thousand, a decrease of 3%, as compared with 8,770 thousand in the same period of 2014. This decrease was primarily driven by improved train design and capacity utilization.

Average train weight for the first quarter of 2015 was 8,193 tons, an increase of 568 tons, or 7%, compared with 7,625 tons in the same period of 2014. Average train length for the first quarter of 2015 was 6,776 feet, an increase of 499 feet, or 8%, compared with 6,277 feet in the same period of 2014. The increases in average train weight and train length were driven by increased volumes as well as improved train design and capacity utilization.

Average terminal dwell decreased by 14% to 8.9 hours in the first quarter of 2015 from 10.3 hours in the same period of 2014. This decrease was the result of improved operational fluidity in the U.S. Midwest and operating conditions in Western Canada.

Average train speed increased by 22% in the first quarter of 2015 compared with the same period of 2014. This increase was due to improved train design, operating conditions, operating plan execution, and fluidity in the U.S. Midwest.

Fuel efficiency in the first quarter of 2015 improved by 5% compared to the same period of 2014. Improvements in fuel efficiency are a result of increased train weights and focus on the fuel conservation strategies in the Company’s operating plan.

Canadian Pacific • 2015 MD&A • Q1

The average number of total employees in the first quarter of 2015 was 14,088, a decrease of 158, or 1%, when compared with the same period in 2014. This improvement was primarily due to job reductions as a result of continuing strong operational performance and natural attrition, partially offset by additional IT employees as part of the Company’s insourcing strategy.

The workforce at the end of the first quarter of 2015 decreased by 432 or 3%, compared with the same period of 2014. This improvement was primarily due to job reductions as a result of continuing strong operational performance, natural attrition and fewer contractors.

8. LINES OF BUSINESS

Total Revenue, Volumes and Freight Rates

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$1,630	$1,474	11
Non-freight revenues (in millions)	35	35	—

Total revenues (in millions)	1,665	1,509	10

Carload (in thousands)	642	618	4
Revenue ton-miles (in millions)	36,063	34,375	5

Freight revenue per carloads (dollars)	$2,541	$2,385	7
Freight revenue per revenue ton-miles (cents)	4.52	4.29	5

The Company’s revenues are primarily derived from transporting freight. Non-freight revenue is generated from leasing of certain assets, switching fees, contracts with passenger service operators, and logistics management services. Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

In the first quarter of 2015 and 2014, no one customer comprised more than 10% of total revenues and accounts receivable.

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to CP’s customers. Freight revenues were $1,630 million in the first quarter of 2015, an increase of $156 million, or 11%, compared to $1,474 million in the first quarter of 2014. This increase was primarily due to:

•	the favourable impact of the change in FX;

•	higher traffic volumes in the majority of lines of business; and

•	higher freight rates.

This increase was partially offset by lower fuel surcharge revenues and reduced Automotive, Crude, and Metals, minerals and consumer products volumes.

In the first quarter of 2015, RTMs, measuring the relative weight and distance of rail freight moved by the Company, increased by 1,688 million, or 5%, compared to the same period of 2014. This increase was primarily due to higher:

•	Canadian grain shipments to export terminals;

•	U.S. grain volumes moving to Pacific Northwest export terminals;

•	Domestic intermodal volumes moving on Canadian long-haul trains;

•	Potash volumes due to increased domestic traffic;

•	Chemical and plastics volumes, led by increased volume of petroleum products to eastern markets; and

•	Coal shipments in both U.S. thermal and Canadian metallurgical coal volumes.

Fuel Cost Recovery Program

CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help reduce volatility to changing fuel prices. Fuel surcharge revenue is earned on individual shipments primarily based on OHD; as such, fuel surcharge revenue is a function of the freight volumes. Short-term volatility in fuel prices may adversely or positively impact expenses and revenues.

Canadian Pacific • 2015 MD&A • Q1

Canadian Grain

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$256	$221	16

Carload (in thousands)	61	62	(2)
Revenue ton-miles (in millions)	6,405	5,846	10

Freight revenue per carload (dollars)	$4,214	$3,570	18
Freight revenue per revenue ton-mile (cents)	3.99	3.78	6

Canadian grain revenue for the first quarter of 2015 was $256 million, an increase of $35 million, or 16%, from $221 million in the same period of 2014. This increase was primarily due to more long haul traffic to Canadian export terminals as a result of strong export demand and higher freight rates.

U.S. Grain

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$137	$106	29

Carload (in thousands)	40	39	3
Revenue ton-miles (in millions)	2,944	2,539	16

Freight revenue per carload (dollars)	$3,408	$2,710	26
Freight revenue per revenue ton-mile (cents)	4.66	4.16	12

U.S. grain revenue for the first quarter of 2015 was $137 million, an increase of $31 million, or 29%, from $106 million in the same period of 2014. This increase was primarily due to:

•	the favourable impact of the change in FX;

•	higher freight rates; and

•	increased volume, both in total and to the Pacific Northwest, which has a longer length of haul.

Coal

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$160	$148	8

Carload (in thousands)	82	78	5
Revenue ton-miles (in millions)	5,704	5,441	5

Freight revenue per carload (dollars)	$1,939	$1,897	2
Freight revenue per revenue ton-mile (cents)	2.80	2.72	3

Coal revenue for the first quarter of 2015 was $160 million, an increase of $12 million, or 8%, from $148 million in the same period of 2014. This increase was primarily due to higher shipments and freight rates on U.S. thermal coal and higher Canadian metallurgical coal traffic.

Potash

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$93	$80	16

Carload (in thousands)	31	28	11
Revenue ton-miles (in millions)	3,675	3,293	12

Freight revenue per carload (dollars)	$3,028	$2,902	4
Freight revenue per revenue ton-mile (cents)	2.54	2.41	5

Canadian Pacific • 2015 MD&A • Q1

Potash revenue for the first quarter of 2015 was $93 million, an increase of $13 million, or 16%, from $80 million in the same period of 2014. This increase was primarily due to:

•	higher shipments, driven primarily by domestic volume;

•	the favourable impact of the change in FX; and

•	higher freight rates.

Fertilizers and Sulphur

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$71	$54	31

Carload (in thousands)	17	15	13
Revenue ton-miles (in millions)	1,115	1,074	4

Freight revenue per carload (dollars)	$4,268	$3,533	21
Freight revenue per revenue ton-mile (cents)	6.40	4.98	29

Fertilizers and sulphur revenue for the first quarter of 2015 was $71 million, an increase of $17 million, or 31%, from $54 million in the same period of 2014. This increase was primarily due to:

•	higher freight rates;

•	higher fertilizer shipments; and

•	the favourable impact of the change in FX.

Forest Products

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$57	$48	19

Carload (in thousands)	15	14	7
Revenue ton-miles (in millions)	1,019	920	11

Freight revenue per carload (dollars)	$3,857	$3,400	13
Freight revenue per revenue ton-mile (cents)	5.64	5.18	9

Forest products revenue for the first quarter of 2015 was $57 million, an increase of $9 million, or 19%, from $48 million in the same period of 2014. This increase was primarily due to:

•	the favourable impact of the change in FX;

•	strong lumber demand from existing customers; and

•	higher freight rates.

Chemicals and Plastics

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$178	$147	21

Carload (in thousands)	51	45	13
Revenue ton-miles (in millions)	3,570	3,206	11

Freight revenue per carload (dollars)	$3,500	$3,244	8
Freight revenue per revenue ton-mile (cents)	4.99	4.57	9

Chemicals and plastics revenue for the first quarter of 2015 was $178 million, an increase of $31 million, or 21%, from $147 million in the same period of 2014. This increase was primarily due to:

•	higher volume due to strong petroleum products demand;

•	the favourable impact of the change in FX; and

•	higher freight rates.

Canadian Pacific • 2015 MD&A • Q1

Crude

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$98	$104	(6)

Carload (in thousands)	22	24	(8)
Revenue ton-miles (in millions)	3,032	3,358	(10)

Freight revenue per carload (dollars)	$4,500	$4,375	3
Freight revenue per revenue ton-mile (cents)	3.24	3.10	5

Crude revenue for the first quarter of 2015 was $98 million, a decrease of $6 million, or 6%, from $104 million in the same period of 2014. This decrease was primarily due to decreased shipments in response to lower WTI prices and narrower price spreads, partially offset by the favourable impact of the change in FX.

Metals, Minerals and Consumer Products

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$159	$161	(1)

Carload (in thousands)	55	56	(2)
Revenue ton-miles (in millions)	2,283	2,713	(16)

Freight revenue per carload (dollars)	$2,878	$2,869	—
Freight revenue per revenue ton-mile (cents)	6.94	5.95	17

Metals, minerals and consumer products revenue for the first quarter of 2015 was $159 million, a decrease of $2 million, or 1%, from $161 million in the same period of 2014. This decrease was primarily due to declines in the volume of steel and aggregates traffic, partially offset by the favourable impact of the change in FX.

Automotive

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$82	$88	(7)

Carload (in thousands)	30	30	—
Revenue ton-miles (in millions)	419	514	(18)

Freight revenue per carload (dollars)	$2,692	$2,913	(8)
Freight revenue per revenue ton-mile (cents)	19.49	17.23	13

Automotive revenue for the first quarter of 2015 was $82 million, a decrease of $6 million, or 7%, from $88 million in the same period 2014. This decrease was primarily due to:

•	lower machinery traffic;

•	a reduction in long haul traffic; and

•	lower vehicle volume due to the exit of a customer contract in 2014.

This decrease was partially offset by the favourable impact of the change in FX.

Domestic Intermodal

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$194	$177	10

Carload (in thousands)	103	97	6
Revenue ton-miles (in millions)	3,024	2,634	15

Freight revenue per carload (dollars)	$1,894	$1,827	4
Freight revenue per revenue ton-mile (cents)	6.43	6.73	(4)

Canadian Pacific • 2015 MD&A • Q1

Domestic intermodal revenue for the first quarter of 2015 was $194 million, an increase of $17 million, or 10%, from $177 million in the same period of 2014. This increase was primarily due to higher volumes of long-haul transcontinental traffic and the favourable impact of the change in FX. This increase was partially offset by the reduction in the fuel surcharge revenue.

International Intermodal

For the three months ended March 31	2015	2014	% Change
Freight revenues (in millions)	$145	$140	4

Carload (in thousands)	135	130	4
Revenue ton-miles (in millions)	2,873	2,837	1

Freight revenue per carload (dollars)	$1,070	$1,073	—
Freight revenue per revenue ton-miles (cents)	5.03	4.92	2

International intermodal revenue for the first quarter of 2015 was $145 million, an increase of $5 million, or 4%, from $140 million in the same period of 2014. This increase was due to the favourable impact of the change in FX and increased volume.

Non-freight Revenues

Non-freight revenues for the first quarter of 2015 was $35 million, unchanged from the same period of 2014.

9. OPERATING EXPENSES

For the three months ended March 31 (in millions)	2015	2014	% Change
Operating expenses
Compensation and benefits(1)	$378	$345	10
Fuel	195	271	(28)
Materials(1)	52	52	—
Equipment rents	42	41	2
Depreciation and amortization	146	141	4
Purchased services and other(1)	240	236	2

Total operating expenses	$1,053	$1,086	(3)

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Operating expenses for the first quarter of 2015 were $1,053 million, a decrease of $33 million, or 3%, from $1,086 million in the same period of 2014. This decrease was primarily due to:

•	lower fuel price;

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities; and

•	higher land sales.

This decrease was partially offset by the unfavourable impact of the change in FX and by higher:

•	volume variable expenses as a result of an increase in workload, as measured by GTMs;

•	pension expense;

•	casualty expense;

•	locomotive maintenance and car repair costs; and

•	wage and benefit inflation.

Compensation and Benefits

Compensation and benefits expense was $378 million in the first quarter of 2015, an increase of $33 million, or 10%, from $345 million in the same period of 2014. This increase was primarily due to:

Canadian Pacific • 2015 MD&A • Q1

•	higher pension expense;

•	the unfavourable impact of the change in FX; and

•	wage and benefit inflation.

This increase was partially offset by road and yard efficiencies as a result of continuing strong operational performance and decreased overtime and lower crew costs driven by harsh winter conditions in 2014.

Fuel

Fuel expense was $195 million in the first quarter of 2015, a decrease of $76 million or 28%, from $271 million in the same period of 2014. This decrease was primarily due to lower fuel prices and improvements in fuel efficiency as a result of increased train weights and focus on the fuel conservation strategies in the Company’s operating plan. This decrease was partially offset by unfavorable changes in FX and an increase in traffic volumes as measured by GTM’s.

Materials

Materials expense was $52 million in the first quarter of 2015, unchanged from the same period of 2014.

Equipment Rents

Equipment rents expense was $42 million in the first quarter of 2015, an increase of $1 million or 2%, from $41 million in the same period of 2014. The increase was primarily due to the unfavorable impact of change in FX and the return of certain subleased locomotives. This increase was partially offset by operating efficiencies which have contributed to improved asset velocity and freight car and locomotive lease conversions.

Depreciation and Amortization

Depreciation and amortization expense was $146 million in the first quarter of 2015, an increase of $5 million, or 4% from $141 million in the same period of 2014. This increase was primarily due to a higher depreciable asset base and the unfavourable impact of the change in FX, partially offset by the favourable impact of depreciation studies implemented in the second quarter of 2014.

Purchased Services and Other

For the three months ended March 31 (in millions)	2015	2014(1)	% Change
Purchased services and other
Support and facilities	$103	$94	10
Track and operations	63	56	13
Intermodal	46	41	12
Equipment	51	40	28
Casualty	33	9	267
Other	4	2	100
Land sales	(60)	(6)	900

Total purchased services and other	$240	$236	2

(1)	Certain of the comparative figures have been reclassified within Purchased services and other in order to be consistent with the 2015 presentation.

Purchased services and other expense was $240 million in the first quarter of 2015, an increase of $4 million, or 2% from $236 million in the same period of 2014. This increase was primarily due to:

•	higher casualty expense as a result of more costly mishaps;

•	the unfavourable impact of the change in FX;

•	higher locomotive maintenance and car repair costs, reported in Equipment;

•	increased engineering project work, reported in Track and operations;

•	higher facilities cost and legal fees, reported in Support and facilities; and

•	higher intermodal expenses related to pick up and delivery service to meet increased demand, reported in Intermodal.

This increase was partially offset by higher land sales and efficiencies generated from the insourcing of certain IT activities, included in Support and facilities.

The land sales included the resolution of legal proceedings with regards to CP’s entitlement to an exercised purchase option of a building (“purchase option”) which is discussed further in Section 19, Future Trends and Commitments.

Canadian Pacific • 2015 MD&A • Q1

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $73 million in the first quarter of 2015, compared to $nil in the same period of 2014. This increase was primarily due to FX losses on U.S. dollar-denominated debt.

Net Interest Expense

Net interest expense was $85 million in the first quarter of 2015, an increase of $15 million, or 21%, from $70 million in the same period of 2014. This increase was primarily due to an unfavourable impact of the change in FX and an increase in long-term debt, discussed further in the Section 13, Liquidity and Capital Resources.

Income Taxes

Income tax expense was $134 million in the first quarter of 2015, an increase of $35 million, or 35%, from $99 million in 2014. This increase was due to higher taxable earnings partially offset by a lower estimated annual effective income tax rate in 2015.

The estimated 2015 annual effective tax rate for the first quarter of 2015, excluding taxes related to FX translation on U.S. dollar-denominated debt, was 27.5%, a decrease compared to 28.0% for the same period in 2014. As at March 31, 2015, the estimated 2015 annual effective tax rate including this item was 29.5%. The higher estimated effective tax rate is primarily due to tax recoveries related to FX translation losses on long-term debt, which are at an effective tax rate less than the estimated annual effective tax rate of 27.5%. This item is discussed further in Section 14, Non-GAAP measures.

The Company expects an annual effective income tax rate in 2015 of approximately 27.5%, excluding discrete items, which is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks.

11. QUARTERLY FINANCIAL DATA

For the quarter ended (in millions, except per share data)	2015	2014				2013
	Mar. 31(1)	Dec. 31(2)	Sept. 30	Jun. 30	Mar. 31(3)	Dec. 31(4)	Sept. 30(5)	Jun. 30
Total revenue	$1,665	$1,760	$1,670	$1,681	$1,509	$1,607	$1,534	$1,497
Operating income	612	708	621	587	423	114	524	420
Net income	320	451	400	371	254	82	324	252

Basic earnings per share	$1.94	$2.66	$2.33	$2.13	$1.45	$0.47	$1.85	$1.44
Diluted earnings per share	$1.92	$2.63	$2.31	$2.11	$1.44	$0.47	$1.84	$1.43

(1)	Significant item included in the first quarter of 2015 was a $64 million charge ($55 million after tax) due to FX translation on CP’s U.S. dollar-denominated debt issued primarily to facilitate the share repurchase program, recorded in Other income and charges.
(2)	Significant item included in the fourth quarter of 2014 was a $12 million charge ($9 million after tax) due to FX translation on CP’s U.S. dollar-denominated debt issued primarily to facilitate the share repurchase program.
(3)	Significant item included in the first quarter of 2014 was a recovery of $4 million ($3 million after tax) of the Company’s 2012 labour restructuring initiative due to favourable experience gains, recorded in Compensation and benefits.
(4)	Significant items included in the fourth quarter of 2013 were an asset impairment charge and accruals for future costs related to the sale of DM&E West totaling $435 million ($257 million after tax), a recovery of $7 million ($5 million after tax) of the Company’s 2012 labour restructuring initiative and $5 million ($4 million after tax) of management transition costs.
(5)	Significant item included in the third quarter of 2013 was an Income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate, which required the re-calculation of the Company’s Deferred income tax liability as at January 1, 2013.

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues are typically lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods are generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

Canadian Pacific • 2015 MD&A • Q1

12. CHANGES IN ACCOUNTING POLICY

Future Accounting Changes

Amendments to the Consolidation Analysis

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02, Amendments to the Consolidation Analysis under FASB Accounting Standards Codification (“ASC”) Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Simplifying the presentation of debt issuance costs

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB ASC Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The Company will include appropriate disclosures related to debt issuance costs in accordance with ASU 2015-03 when it adopts the provisions of this ASU.

13. LIQUIDITY AND CAPITAL RESOURCES

The Company believes adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. CP is not aware of any trends or expected fluctuations in liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes the Company’s indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $555 million in the first quarter of 2015, an increase of $268 million from $287 million in the same period of 2014. This increase was primarily due to improved earnings and the favourable impact from changes in non-cash working capital largely driven by the timing of customer collections and higher customer billings.

Investing Activities

Cash used in investing activities was $191 million in the first quarter of 2015, a decrease of $26 million from $217 million in the same period of 2014. This decrease was due in part to higher proceeds from land sales and other assets, as well as the repayment of a loan made in 2013 pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”), discussed further in Section 19, Future Trends and Commitments. This decrease was partially offset by higher Additions to properties.

Additions to properties (“capital programs”) in 2015 are expected to be approximately $1.5 billion. Approximately 70% of planned capital programs are for track and roadway, 10% are for rolling stock assets, between 5% and 10% are for information services, and between 10% and 15% are for buildings and other.

The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting the Company’s expectations for 2015 are discussed further in Section 20, Business Risks.

Financing Activities

Cash used in financing activities was $412 million in the first quarter of 2015, an increase of $137 million, from $275 million in the same period of 2014. This increase was largely due to the net repayment of commercial paper, discussed further in Section 16, Financial Instruments, and payments made to buy back shares under the share repurchase program, discussed further in Section 15, Shareholder Returns. This increase was partially offset by net proceeds of U.S. $694 million received on issuance of the U.S. $700 million 2.900% 10-year Notes. In addition, the Company settled a notional U.S. $700 million floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million that is discussed further in Section 16, Financial Instruments.

Canadian Pacific • 2015 MD&A • Q1

The Company has available, as sources of financing, up to $1.2 billion under its revolving credit facility and up to $227 million under its bilateral letter of credit facilities, discussed further in Section 20, Business Risks.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholder equity as presented on the Company’s Interim Consolidated Balance Sheets. At March 31, 2015, the Company’s debt to total capitalization increased to 54.3%, compared with 40.1% at March 31, 2014. This increase was largely due to the share repurchase program discussed further in Section 15, Shareholder Returns, and issuances of long-term debt and commercial paper. This increase was partially offset by an increase in equity driven by increased earnings.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of CP’s debt servicing capabilities, and how these have changed, period over period and in comparison to other peers. Interest coverage ratio is measured, on a rolling twelve month basis, as EBIT divided by Net interest expense, discussed further in Section 14, Non-GAAP Measures. At March 31, 2015, the Company’s interest coverage ratio was 8.2, compared with 5.3 at March 31, 2014. This improvement was primarily due to an improvement in EBIT, based on the twelve month period ending March 31, 2015. EBIT, for the twelve months period ending March 31, 2015, was negatively impacted by FX on U.S. dollar-denominated debt, while EBIT at March 31, 2014 was negatively impacted by asset impairment charges, discussed further in Section 14, Non-GAAP Measures.

Excluding these significant items from EBIT, Adjusted interest coverage ratio, discussed further in Section 14, Non-GAAP Measures, was 8.5 at March 31, 2015, compared with 6.8 at March 31, 2014. This increase was primarily due to an increase in Adjusted EBIT based on the twelve month period ending March 31, 2015.

Credit Measures

Credit ratings provide information relating to the Company’s financing costs, liquidity and operations and affect the Company’s ability to obtain short-term and long-term financing and/or the cost of such financing.

A mid-investment grade credit rating is an important measure in assessing the Company’s ability to maintain access to public financing and to minimize cost of capital. It also affects the ability of the Company to engage in certain collateralized business activities on a cost effective basis, which is discussed further in Section 20, Business Risks.

Credit ratings and outlooks are based on the rating agencies’ methodologies and can change from time to time to reflect their views of CP. Their views are affected by numerous factors including, but not limited to, the Company’s financial position and liquidity along with external factors beyond the Company’s control.

At March 31, 2015, CP’s credit rating from Standard & Poor’s Rating Services (“Standard & Poor’s”), Moody’s Investor Service (“Moody’s”), and Dominion Bond Rating Service Limited’s (“DBRS”) remain unchanged from December 31, 2014:

Credit ratings as at March 31, 2015(1) Long-term debt		Outlook
Standard & Poor’s
Senior secured debt	A	stable
Senior unsecured debt	BBB+	stable
Moody’s
Senior secured debt	Baa1	stable
DBRS
Unsecured Debentures	BBB (high)	stable
Medium-Term Notes	BBB (high)	stable

$1 billion Commercial paper program
Standard & Poor’s	A-2	NA
Moody’s	P-2	NA
DBRS	R-2 (high)	NA

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings and outlooks are based on the rating agencies’ methodologies and may be subject to revision or withdrawal at any time by the rating agencies.

Canadian Pacific • 2015 MD&A • Q1

Adjusted net debt to Adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”) is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets credit sensitivities. The Company’s goal is to maintain a degree of continuity and predictability for investors by meeting a minimum threshold. Adjusted net debt to adjusted EBITDA for the years ended December 31, 2014, 2013, and 2012 was 2.3, 2.2, and 3.2 times, respectively. Adjusted net debt to Adjusted EBITDA for 2014, 2013, and 2012 are provided in Section 15, Non-GAAP Measures of the Company’s 2014 annual MD&A.

Free Cash

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. These measures are discussed further in Section 14, Non-GAAP measures.

CP generated positive free cash of $312 million in the first quarter of 2015, compared with positive free cash of $15 million in the same period of 2014. This improvement in free cash was primarily due to:

•	higher pre-tax earnings;

•	favourable impact from non-cash working capital balances; and

•	higher proceeds from land sales and other assets, including the repayment of a $20 million loan made in 2013 pursuant to a court order related to the purchase of a building discussed further in Section 19, Future Trends and Commitments.

This increase was offset partially by higher Additions to properties.

Free cash is affected by the seasonal fluctuations discussed in Section 11, Quarterly Financial Data and by other factors including the size of the Company’s capital programs. Capital additions in the first quarter of 2015 were $263 million, $39 million higher than in the same period of 2014. The Company’s 2015 capital programs are discussed further in Investing Activities within Section 13, Liquidity and Capital Resources.

14. NON-GAAP MEASURES

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in the Company’s business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude other significant items that are not among the Company’s normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

Operating expenses, excluding significant items, provide relevant and useful information for evaluating the effectiveness of the Company’s operations and underlying business trends.

Operating income, excluding significant items, provides a measure of the profitability of the railway on an ongoing basis.

Income, excluding significant items, provides management with a measure of income on an ongoing basis.

Diluted earnings per share, excluding significant items, provides the same information on a per share basis.

Operating ratio, excluding significant items, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course business activities. The following significant items were discussed in further details in the Operating Expenses, Other Income Statement Items, Non-GAAP Measures, and Future Trends and Commitments sections of the 2014, 2013 and 2012 annual MD&A’s, which is herein incorporated by reference.

In 2015, CP recorded:

•	a $64 million charge ($55 million after tax) due to FX translation on the Company’s U.S. dollar-denominated debt issued primarily to facilitate the share repurchase program.

Canadian Pacific • 2015 MD&A • Q1

In 2014, CP recorded:

•	in the fourth quarter, a $12 million charge ($9 million after tax) due to FX translation on the Company’s U.S. dollar-denominated debt issued primarily to facilitate the share repurchase program; and

•	in the first quarter, a recovery of $4 million ($3 million after tax) for the Company’s 2012 labour restructuring initiative due to favourable experience gains.

In 2013, CP recorded in the fourth quarter:

•	an asset impairment charge and accruals for future costs totaling $435 million ($257 million after tax) relating to the sale of DM&E West;

•	management transition costs of $5 million ($4 million after tax) related to the appointment of the Company’s Chief Financial Officer; and

•	a recovery of $7 million ($5 million after tax) for the Company’s 2012 labour restructuring initiative due to favourable experience gains.

Reconciliation of Non-GAAP measures to GAAP measures

	For the three months ended March 31
(in millions)	2015	2014
Operating income, excluding significant items(1)	$612	$419

Add significant items:
Labour restructuring	—	4

Operating income as reported	$612	$423

Income, excluding significant items(1)	$375	$251

Add significant items, net of tax:
Labour restructuring	—	3
Impact of foreign exchange translation on U.S. dollar-denominated debt	(55)	—

Net income as reported	$320	$254

	For the three months ended March 31
	2015	2014
Diluted earnings per share, excluding significant items(1)	$2.26	$1.42
Add significant items:
Labour restructuring	—	0.02
Impact of foreign exchange translation on U.S. dollar-denominated debt	(0.34)	—

Dilluted earnings per share as reported	$1.92	$1.44

	For the three months ended March 31
	2015	2014
Operating ratio, excluding significant items(1)	63.2%	72.2%

Add significant items:
Labour restructuring	—	(0.2)%

Operating ratio as reported	63.2%	72.0%

Canadian Pacific • 2015 MD&A • Q1

(in millions)	2015	2014
Adjusted EBIT for the twelve months ended March 31(1)(2)	$2,512	$1,896

Add significant items:
Labour restructuring	—	11
Asset impairments	—	(435)
Management transition costs	—	(5)
Impact of foreign exchange translation on U.S. dollar-denominated debt	(76)	—

EBIT for the twelve months ended March 31(1)(2)	$2,436	$1,467
Add:
Other income and charges	92	14

Operating income for the twelve months ended March 31(2)	$2,528	$1,481

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. These earnings measures and other significant items are described in this section.
(2)	The amount is calculated on a rolling twelve months basis.

Free Cash

Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations. Free cash is discussed further in Section 13, Liquidity and Capital Resources. Cash used in financing activities, excluding dividend payments, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit.

Reconciliation of Free Cash to GAAP cash position(1)

For the three months ended March 31 (in millions)	2015	2014
Cash provided by operating activities	$555	$287
Cash used in investing activities	(191)	(217)
Change in restricted cash and cash equivalents used to collateralize letters of credit(2)	—	(2)
Dividends paid	(58)	(61)
Effect of foreign exchange fluctuations on U.S dollar-denominated
cash and cash equivalents	6	8

Free cash(1)	312	15
Cash used in financing activities, excluding dividend payment(1)	(354)	(214)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	2

Decrease in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	(42)	(197)
Cash and cash equivalents at beginning of period	226	476

Cash and cash equivalents at end of period	$184	$279

(1)	Free cash and cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of CP’s debt servicing capabilities, and how these have changed, period over period and in comparison to the Company’s peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a rolling twelve month basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 13, Liquidity and Capital Resources.

Canadian Pacific • 2015 MD&A • Q1

Calculation of Interest Coverage Ratio

(in millions, except for interest coverage ratio)	2015	2014
EBIT for the twelve months ended March 31(1)	$2,436	$1,467

Adjusted EBIT for the twelve months ended March 31(1)	$2,512	$1,896

Net interest expense(1)	$297	$278

Interest coverage ratio(1)	8.2	5.3

Adjusted interest coverage ratio(1)	8.5	6.8

(1)	The amount is calculated on a rolling twelve month basis.

ROCE

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling twelve month basis) divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE, is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 15, Shareholder Returns.

Calculation of Adjusted ROCE

(in millions, except for percentages)	2015	2014
EBIT for the twelve months ended March 31(1)	$2,436	$1,467

Adjusted EBIT for the twelve months ended March 31(1)	$2,512	$1,896

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt	$16,070	$15,055

ROCE(1)	15.2%	9.7%

Adjusted ROCE(1)(2)	15.6%	12.6%

(1)	EBIT, Adjusted EBIT, ROCE and Adjusted ROCE have no standardized meaning prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
(2)	Adjusted ROCE is defined as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.

15. SHAREHOLDER RETURNS

Shareholders’ Equity

At March 31, 2015, the Company’s Interim Consolidated Balance Sheets reflected $5,418 million in equity, compared with $5,610 million at December 31, 2014. This decrease was primarily due to the Company’s common share repurchase program partially offset by an increase in Net income in excess of dividends.

Share Capital

At April 16, 2015, 164,035,859 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At April 16, 2015, 2.8 million options were outstanding under the Company’s MSOIP and Directors’ Stock Option Plan, as well as stand-alone option agreements entered into with Mr. E. Hunter Harrison, Mr. Keith Creel and Mr. Bart Demosky. 1.8 million additional options may be issued in the future under the MSOIP and Directors’ Stock Option Plan.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $231.90 at the end of first quarter of 2015, an increase of $8.15 from $223.75 at the beginning of the quarter. The market value was $165.65 at the end of first quarter of 2014, an increase of $5.00 from $160.65 at the beginning of the quarter.

Return on Capital Employed

ROCE is a measure of performance which measures how productively the Company uses its assets. ROCE, excluding significant items, also referred to as Adjusted ROCE is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE, Adjusted ROCE, EBIT and Adjusted EBIT are discussed further in Section 14, Non-GAAP Measures.

Canadian Pacific • 2015 MD&A • Q1

ROCE was 15.2% at March 31, 2015, compared with 9.7% at March 31, 2014. Excluding the significant items in 2015 and 2014 from EBIT, Adjusted ROCE was 15.6% at March 31, 2015, compared to 12.6% in at March 31, 2014. These improvements were primarily due to higher earnings.

Cash Returned to Shareholders

Dividends

On February 19, 2015, CP’s Board of Directors declared a quarterly dividend of $0.3500 per share unchanged from same period of 2014, on the outstanding common shares. The dividend is payable on April 27, 2015 to holders of record at the close of business on March 27, 2015.

Share Repurchase Program

In 2014, the Company announced a new share repurchase program to implement a NCIB to purchase, for cancellation, up to 5.3 million Common shares which represents 3 percent of CP’s 175.7 million Common shares outstanding as at March 4, 2014. The Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Common Shares in September of the same year. CP completed the purchase of the bid prior to the March 16, 2015 expiry date of the program.

On March 16, 2015, the Company announced the renewal of the NCIB, commencing March 18, 2015 to March 17, 2016, to purchase up to 9.14 million of its outstanding Common shares for cancellation.

All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the Toronto Stock Exchange, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. For the three months ended March 31, 2015, the Company repurchased 2,174,788 Common shares for $490 million at an average price of $225.12 per share. For the same period in 2014, the Company repurchased 567,750 million Common shares for $87 million at an average price of $154.07 per share.

16. FINANCIAL INSTRUMENTS

Section 18, Financial Instruments of the 2014 annual MD&A includes a more detailed discussion around the Company’s fair value of Financial Instruments and financial risk management which have not changed from the Company’s MD&A for the year ended December 31, 2014, except as described below.

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $7,756 million and a carrying value of $6,449 at March 31, 2015. At December 31, 2014, long term debt had a fair value of $6,939 million and a carrying value of $5,793 million.

Foreign exchange management

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in Other comprehensive income for the three months ended March 31, 2015 was an unrealized foreign exchange loss of $356 million, compared to $131 million for the same period in 2014. There was no ineffectiveness during the three months ended March 31, 2015 and March 31, 2014.

Interest rate management

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totaling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the three months ended March 31, 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in first quarter of 2015. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%. The fair value of these derivative instruments was a loss of U.S. $50 million at the time of the settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in Accumulated other comprehensive loss, and is amortized to Net interest expense until the underlying notes, which were hedged, are

Canadian Pacific • 2015 MD&A • Q1

repaid. At March 31, 2015, a loss of $1 million related to these previously settled derivatives has been reclassified to Net interest expense and the Company expects that during the next 12 months, $6 million of losses will be reclassified to Net interest expense. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as Net interest expense.

As at March 31, 2015, the unrealized loss of $56 million derived from the remaining forward starting swaps was included in Other long-term liabilities with the offset reflected in Other comprehensive (loss) income on the Interim Consolidated Statement of Comprehensive Income.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in Accounts payable and accrued liabilities and $25 million in Other long-term liabilities with the offset reflected in Other comprehensive income on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totaling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in Accumulated other comprehensive loss, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in Accumulated other comprehensive loss are reclassified to Net interest expense.

At March 31, 2015, a negligible realized gain was reclassified from Accumulated other comprehensive loss to Net interest expense related to the settled derivatives. The unrealized insignificant loss from the remaining derivatives was recorded in Other current assets on the Interim Consolidated Balance Sheets with the offset reflected in Other comprehensive income on the Interim Consolidated Statements of Comprehensive Income.

At December 31, 2014, the unrealized gain recorded in Other current assets on the Consolidated Balance Sheets, was not significant. The offset was reflected in Other comprehensive income on the Consolidated Statements of Comprehensive Income.

17. OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

At March 31, 2015, the Company had residual value guarantees on operating lease commitments of $126 million, compared to $161 million at March 31, 2014. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2015, these accruals amounted to $5 million compared to $4 million as at March  31, 2014.

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates the Company’s known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

Payments due by period as at March 31, 2015 (in millions)	Total	2015	2016 & 2017	2018 & 2019	2020 & beyond
Contractual commitments
Long-term debt	$6,315	$76	$319	$1,235	$4,685
Capital lease	164	3	8	9	144
Operating lease(1)	590	95	166	108	221
Supplier purchase	1,525	198	322	230	775
Other long-term liabilities(2)	649	104	129	116	300

Total contractual commitments	$9,243	$476	$944	$1,698	$6,125

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $126 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above as management believes that CP will not be required to make payments under these residual guarantees.
(2)

Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for the Company’s non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2015 to 2024. Pension contributions for the Company’s registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any

Canadian Pacific • 2015 MD&A • Q1

particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2020 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in the Company’s MD&A for the year ended December 31, 2014 remains substantially unchanged, except as updated as follows:

Agreements and Recent Developments

Resolution of certain legal proceedings

In 2013, CP provided an interest free loan pursuant to a court order to the judicial trustee to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. The Company received $59 million for the sale of the building, which included repayment of the aforementioned 2013 loan to the judicial trustee, and recorded a gain of $31 million to Purchased services and other.

Sale of a Line of the Delaware and Hudson Railway Company

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York. The assets expected to be sold to NS, for proceeds of approximately U.S. $215 million subject to closing adjustments, have been classified as Assets held for sale on the Company’s Interim Consolidated Balance Sheets at March 31, 2015 and Consolidated Balance Sheets at December 31, 2014. The sale, which is subject to regulatory approval by the U.S. Surface Transportation Board (“STB”), is expected to close later in 2015.

Legal Proceedings Related To Lac-Mégantic Rail Accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. The Superior Court of Quebec is expected to release its judgment on the authorization of the class action shortly.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has been accused of failing to ensure that World Fuel or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. CP intends to move to withdraw the bankruptcy court reference and will thereafter seek to have the claim against CP dismissed as federally pre-empted.

On March 31, 2015, the Canadian Monitor in the MM&A bankruptcy filed a Plan of Arrangement under the Companies’ Creditors Arrangement Act (“CCAA”) whereby the Monitor seeks court approval of the Plan. If accepted by MM&A’s creditors and approved by the court, the Plan would provide for the distribution of a fund of approximately $293 million amongst those who claim loss or damage as a result of the derailment and would release those parties which contributed to the fund from any further liability. CP has not contributed to the Fund and objects to the release of parties which were responsible for the derailment. The Canadian Monitor has announced that it will seek Court approval of the Plan in mid-June 2015, or perhaps later in the year.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

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At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

Changes in Executive Officers

On January 21, 2015, the Company announced the appointment of Mr. Timothy Marsh as Senior Vice-President Sales and Marketing. Mr. Marsh replaces Jane O’Hagan who left the Company on May 29, 2014. On February 11, 2015, the Company announced that Executive Vice President and Chief Financial Officer, Bart W. Demosky, had decided to leave the Company. Mr. Demosky has agreed to stay on until May 31, 2015 to ensure a smooth transition.

Certain Other Financial Commitments

Amount of commitments per period as at March 31, 2015 (in millions)	Total	2015	2016 & 2017	2018 & 2019	2020 & beyond
Commitments
Letters of credit	$373	$373	$—	$—	$—
Capital commitments	587	391	135	36	25

Total commitments	$960	$764	$135	$36	$25

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, the Company is party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. CP is liable for these contractual amounts in the case of non-performance under these agreements. Letters of credit are accommodated through the Company’s bi-lateral letter of credit facility.

Capital Commitments

The Company remains committed to maintaining the current high level of plant quality and renewing the franchise. As part of this commitment, CP has entered contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2015 through 2032. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

20. BUSINESS RISKS

In the normal course of operations, CP is exposed to various business risks and uncertainties that can have an effect on the Company’s financial condition. Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around Business Risks, including Competition, Liquidity, Regulatory Authorities, Labour Relations, Climate Change, Financial Risks and General and Other Risks, which is herein incorporated by reference. There was no significant change to Business Risks, risk management strategies, the Company’s integrated Enterprise Risk Management framework during the three month period ended March 31, 2015 other than those discussed below:

Liquidity

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around Liquidity, including Revolving Credit Facility and Bilateral Letter of Credit Facilities, which is herein incorporated by reference.

Revolving Credit Facility

At March 31, 2015, the facility was undrawn. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At March 31, 2015, the Company satisfied this threshold stipulated in the financial covenant.

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year Notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN$63 million)

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cash, discussed further in Section 16, Financial Instruments. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at March 31, 2015, the Company had total commercial paper borrowings of U.S. $200 million (CDN $254 million), compared to U.S. $675 million (CDN $783 million) at December 31, 2014. The commercial paper program is presented in Long-term debt on the Interim Consolidated Balance Sheets as the Company has the intent and the ability to renew these borrowings on a long-term basis. The weighted-average interest rate on these borrowings was 0.60%, compared to 0.44% at December 31, 2014.

Bilateral Letter of Credit Facilities

At March 31, 2015, under its bilateral facilities the Company had letters of credit drawn of $373 million from a total available amount of $600 million. The Company can largely withdraw this collateral during any month.

Regulatory Authorities

The Company’s railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how operations and business activities are managed.

Operations are subject to economic and safety regulation in Canada primarily by the Canadian Transportation Agency (“the Agency”), Transport Canada, the Canada Transportation Act (“CTA”) and the Railway Safety Act. The CTA provides shipper rate and service remedies, including Final Offer Arbitration, competitive line rates and compulsory inter-switching in Canada. The Agency regulates the maximum revenue entitlement for the movement of grain, commuter and passenger access, charges for ancillary services and noise-related disputes. Transport Canada regulates safety-related aspects of railway operations in Canada.

The Company’s U.S. operations are subject to economic and safety regulation by the STB and Federal Railroad Administration (“FRA”). The STB is an economic regulatory body with jurisdiction over railroad rate and service issues and reviewing proposed railroad mergers and other transactions. The FRA regulates safety-related aspects of CP’s railway operations in the U.S. under the Federal Railroad Safety Act, as well as rail portions of other safety statutes.

Various other regulators directly and indirectly affect the Company’s operations in areas such as health, safety, security, environmental and other matters. To mitigate statutory and regulatory impacts, CP is actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”). No assurance can be given to the content, timing or effect on CP of any anticipated legislation or further legislative action.

Regulatory Change

On May 29, 2014, the Canadian Federal Government enacted the “Fair Rail for Grain Farmers Act” (the “Fair Rail Act”). This legislation requires the Company and Canadian National Railway Company (“CN”) to move a minimum amount of grain, which amount is determined by and may be adjusted by the federal cabinet. The federal cabinet ordered continued weekly grain volume minimums for the period from November 30, 2014 to March 28, 2015 and, on March 28, 2015, the federal cabinet did not renew the weekly grain volume minimums for CP and CN. In addition, the Fair Rail Act expands the terms and conditions associated with the inter-switching provisions of the CTA in the provinces of Alberta, Saskatchewan and Manitoba, provides that the Agency make regulations specifying what constitutes operational terms that may be subject to service agreement arbitration and gives the Agency the power to order a railway to compensate any person who has incurred expenses because of a failure to meet obligations under Sections 113 and 114 of the CTA, or does not meet its obligations under the terms of a confidential contract that includes a compensation clause. Bill C-30 also amends the Canada Grain Act to permit the regulation of contracts relating to grain and the arbitration of disputes respecting the provisions of those contracts.

After the tragic accident in Lac-Mégantic, Quebec, in July of 2013 involving a non-related short-line railroad, the Government of Canada implemented several measures pursuant to the Rail Safety Act and the Transportation of Dangerous Goods Act. These modifications implemented changes with respect to rules associated with securing unattended trains, the classification of crude oil being imported, handled, offered for transport or transported and the provision of information to municipalities through which dangerous goods are transported by rail. The U.S. federal government has taken similar actions. These changes do not have a material impact on CP’s operating practices.

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On February 20, 2015, the Government of Canada introduced Bill C-52 - An Act to amend the Canada Transportation Act and the Railway Safety Act (“Bill C-52”). Key elements of Bill C-52 include, but are not limited to, new minimum insurance requirements for federally regulated railways based on amounts of crude and toxic inhalation hazards/poisonous inhalation hazards moved; a cap on railway liability at the minimum insurance level; and the creation of a fund (initially capitalized at $250 million), paid for by third party crude shippers, to be utilized for damages beyond the minimum insurance level. It is too soon for the Company to determine the impact that Bill C-52 will have on the Company’s financial condition and results from operations if the Bill becomes law as currently drafted or as amended.

There is ongoing discussion with Canadian and American regulators concerning amendments to the regulation for the transportation of hazardous commodities including the tank cars used for the transportation of crude oil. The U.S. Pipeline and Hazardous Materials Safety Administration (“PHMSA”), in coordination with the FRA, issued a Notice of Proposed Rulemaking requesting comments on various possible new operational requirements and enhanced tank car standards for trains hauling large volumes of certain flammable liquids. Among other things, PHMSA’s proposal calls for rail routing risk assessments; notification to state emergency response commissions; reduced operating speeds; enhanced braking; and enhanced standards for both new and existing tank cars. The AAR filed comments on behalf of the Class I railroads on September 30, 2014. PHMSA completed its draft final rule and referred it to the Office of Management and Budget on February 5, 2015. The U.S. Department of Transport has indicated that they intend to issue the final rule by the middle of May. Transport Canada also issued its proposal to revise tank car standards for comments. It was generally consistent with the U.S. approach but did not include as many varied operating requirements. RAC filed comments on behalf of its members, including CP, on August 29, 2014. On March 11, 2015, Transport Canada gave guidance on new tank car standards, which once in force requires new tanks used to move flammable liquids to have top-fitting protection; thermal protection including a jacket; the use of 9/16” normalized steel for the tank car; full head shield; and improved bottom outlet valves. CP does not own any tank cars used for commercial transportation of hazardous commodities.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement, by December 31, 2015, interoperable PTC on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to U.S. $328 million. As at March 31, 2015, total expenditures related to PTC were approximately $246 million, including approximately $19 million for the first three months of 2015, discussed further in Section 13, Liquidity and Capital Resources.

Labour Relations

At March 31, 2015, approximately 77% of CP’s workforce was unionized and approximately 74% of its unionized workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with six of seven bargaining units that represent employees in Canada and all 32 bargaining units that represent employees in the Company’s U.S. operations.

A tentative four year settlement was reached with the Unifor, the union representing 1,200 railcar and locomotive maintenance employees in Canada on February 14, 2015. On March 9, 2015 it was announced that this agreement was ratified.

This brings the number of long-term collective agreements in place between CP and its Canadian unions to six. These include Unifor, Rail Traffic Controllers (“TCRC-RTC”), International Brotherhood of Electrical Workers (“IBEW”), Teamsters Maintenance of Way employees (“TCRC-MWED”), Police (“CPPA”) and United Steel Workers (“USW”) that have all ratified long-term deals with the longest extending to the year 2020.

CP is currently in binding arbitration with the Teamsters Canada Rail Conference – Running Trades, the union representing locomotive engineers and conductors. The arbitration process is expected to last approximately 90 days from the date an arbitrator is selected by the Minister of Labour. On April 20, 2015, the Minister of Labour appointed the Honourable George W. Adams, G.C., as Mediator/Arbitrator in the bargaining dispute between CP and the Teamster Canada Rail Canference.

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All of the U.S. collective bargaining agreements are open for amendment effective January 1, 2015, with the exception of the SMART-TD agreement revision on the DM&E North, which became effective on December 1, 2014 and will be amendable on January 1, 2018.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor does CP operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., however, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, the Company continues to adopt new technologies to minimize the Company’s fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding or winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around financial risks, including Pension Funding Volatility, Fuel Cost Volatility and Interest Rate Risk, which is herein incorporated by reference.

Foreign Exchange Risk

Although CP conducts business primarily in Canada, a significant portion of its revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, the Company’s results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) EPS by approximately $0.07 per share. On an annualized basis, a $0.01 weakening (or strengthening) of the Canadian dollar positively (or negatively) impacts Freight revenues by approximately $35 million and negatively (or positively) impacts Operating expenses by approximately $16 million. Foreign exchange translation on the Company’s U.S. dollar denominated long-term debt is excluded from these sensitivities. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, CP may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and may in turn positively or negatively affect revenues. Foreign exchange management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around General and Other Risks, including Supply Chain Disruption, Reliance on Technology and Technological Improvements, Qualified Personnel, Severe Weather, Supplier Concentration and General Risks, which is herein incorporated by reference.

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation of hazardous commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Legal Proceedings Related to Lac-Mégantic Rail Accident

Legal proceedings related to the tragic accident at Lac-Mégantic, Quebec, are discussed in Section 19, Future Trends and Commitments.

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21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, CP is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Section 23, Critical Accounting Estimates of the 2014 annual MD&A includes a more detailed discussion related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities and goodwill and intangible assets, which is herein incorporated by reference.

Using the most current information available, the Company reviews estimates on an ongoing basis. There was no significant change to critical accounting estimates, development, selection, disclosure and the process of review by the Board of Directors’ Audit Committee of these estimates during the three month period ended March 31, 2015 other than those discussed below:

Pensions and Other Benefits

Recent Developments

CP reached a four year agreement with Unifor in the first quarter of 2015. The agreement includes changes to pension benefits, including a cap on the amount of pension that employees can accrue for each year of pensionable service. As a result of the changes, the projected benefit obligation for pensions decreased by $7 million, with a corresponding increase to Other comprehensive income and reduction to Accumulated other comprehensive loss as prior service credits.

Pension Liabilities and Pension Assets

The Company included pension benefit liabilities of $283 million in Pension and other benefit liabilities and $10 million in Accounts payable and accrued liabilities on the Company’s Interim Consolidated Balance Sheets at March 31, 2015. The Company also included post-retirement benefits liabilities of $389 million in Pension and other benefit liabilities and $20 million in Accounts payable and accrued liabilities on the Company’s Interim Consolidated Balance Sheets at March 31, 2015.

The Company included pension benefit assets of $385 million in Pension asset on the Company’s Interim Consolidated Balance Sheets at March 31, 2015.

Pension Plan Contributions

The Company made contributions of $21 million to the defined benefit pension plans in the first quarter of 2015, compared with $19 million in the same period of 2014.

CP estimates its aggregate pension contributions, including its defined benefit and defined contribution plans, to be in the range of $90 million to $100 million in 2015, and in the range of $60 million to $110 million per year from 2016 to 2018.

Future pension contributions will be highly dependent on the Company’s actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which previous years’ voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment. CP will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Deferred Income Taxes

A deferred income tax expense of $32 million was included in total income tax expense for the first quarter of 2015, compared with a deferred income tax expense of $89 million in 2014. This decrease in deferred income tax expense was primarily due to an anticipated increase in the proportion of total income tax expense attributable to current income tax expense in 2015 compared to 2014. This change is primarily due to the significantly reduced amount of income tax operating loss carry forwards available for use in 2015, which were otherwise used in 2014. At March 31, 2015, deferred income tax liabilities of $2,905 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $76 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Legal Liabilities

Provisions for incidents, claims and litigation charged to income, which were included in Purchased services and other expense, amounted to $26 million the first quarter of 2015 compared with $8 million for the same period of 2014.

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22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

23. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides within terminal boundaries expressed in hours. The timing starts with a train arriving in the terminal, a customer releasing the car to the Company, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from CP or the freight car is transferred to another railway. Freight cars are excluded if they are being stored at the terminal or used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average train speed: The average speed measures the line-haul movement from origin to destination including terminal dwell hours calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include delay time related to customer or foreign railways and excludes the travel time and distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

Class I railroads: a railroad earning a minimum of U.S. $452.7 million in revenues annually as defined by the Surface Transportation Board in the United States.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away

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from work, modify their normal duties or obtain medical treatment beyond minor first aid. FRA Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of U.S. $10,500 or CDN $11,000 in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations, including yard and commuter service, but excluding fuel used in capital projects and other non-freight activities, for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to the Company’s locomotives, by the total freight-related GTMs. The result indicates how efficiently CP is using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

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Canadian Pacific 7550 Ogden Dale Road SE Calgary Alberta Canada T2C 4X9 TSX/NYSE: CP www.cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to March 31, 2015 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the March 31, 2015 consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended March 31, 2015
Earnings Coverage on long-term debt(1) (2)	7.8x

Notes:

(1) Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2) The earnings coverage ratio has been calculated excluding carrying charges for the $91 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at March 31, 2015. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended March 31, 2015, earnings coverage on long-term debt would have been 7.8x.